Exhibit 99.1

24 September 2019

A shelf registration statement has been filed with the United States Securities and Exchange Commission, but has not yet become effective. Any offers, solicitations of offers to buy, or sales of these securities will only be made once the shelf registration statement has been declared effective by the United States Securities and Exchange Commission, including any prospectuses and prospectus supplements. These securities may not be sold, nor may offers to buy be accepted, prior to the time that the shelf registration statement becomes effective.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration and qualification under the securities law of such jurisdiction.

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Announces Filing of U.S. Shelf Registration

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, today announced that the Company has filed a "universal" shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the "SEC"). The filing of a shelf registration statement, a common practice by NASDAQ-listed companies, is intended to provide the Company with more timely and efficient access to the U.S. capital markets.

Once declared effective by the SEC, the shelf registration statement, which can remain effective for up to three years, will enable the Company to offer, issue and sell, in one or more offerings at any time (as long as the shelf registration statement remains effective), up to an aggregate of $50 million of ordinary shares, including American Depositary Shares ("ADSs", where each ADS represents 20 ordinary shares), warrants, and a combination of such securities, separately or as units (collectively, the “Securities”). The specifics of any future offering, including the prices and terms of any Securities offered by the Company, would be determined at the time of any such offering and would be described in detail in a prospectus supplement filed in connection with such offering.

A copy of the base prospectus included in the shelf registration statement may be obtained on the SEC's website at www.sec.gov. The filing of the shelf registration statement does not affect the statutory pre-emption rights of shareholders in the Company.

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the shelf registration statement providing Midatech timely and efficient access to the U.S. financial markets and the period of effectiveness of the shelf registration statement.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.